11- 00386

[redacted]

Form G-FIN

09055207

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE
862021

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

RECEIVED
DEC 0 8 2008
Credit & Market Risk

1. Check appropriate regulatory agency (ARA):

   A. ☒ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

JAN 0 9 2008
REGISTRATIONS

4. A. Full name of the financial institution:

   Commerce Bank, N.A.

   B. Address of principal office of financial institution:

   1000 Walnut - 4th Floor - Kansas City, MO 64106

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   N/A

PROCESSED
JAN 1 5 2009
THOMSON REUTERS

   D. Mailing address if different from (B) or (C):

   N/A

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Thomas H. Kokjer	Senior Vice President	816-234-2690

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

1) 1551 N. Waterfront Pkwy - Wichita, KS 67206 Pur & Sale of Non-Deposit Inv Securities

2) 8000 Forsyth Blvd - Clayton, MO 63105 Trading & Sales Activities

3) 1345 E. Battlefield - Springfield, MO 65804 (Same as #1)

4) 500 Business Loop 70 West - Columbia, MO 65203 (Same as #1)

5) 8 Del Rancho Court - Shawnee, OK 74804 (Same as #1)

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Kokjer	Thomas	Hartwell	Senior Vice President
Carr	Robert	Mason	President Commerce Brokerage Services, Inc. and President Commerce Bank, N.A. - Capital Markets Group

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Thomas	Hartwell	Kokjer	Senior Vice President

[signature]
Manual Signature

December 3, 2008
Date

END